June 10, 2008
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Larry L. Greene, Esq.

Re:	Allied Capital Corporation Registration Statement on Form N-2 File No. 333-141847
Ladies and Gentlemen:
     Allied Capital Corporation (the “Company”), in connection with the submission of the Company’s request for acceleration of the effectiveness of the above-referenced Registration Statement on Form N-2, as amended (the “Filing”), hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;
•	should the Commission or the staff, acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and
•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Allied Capital Corporation

By:	/s/ Miriam G. Krieger

Name:	Miriam G. Krieger
Title:	Senior Vice President